UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Notice of 2022 Annual General Meeting

PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) has published its 2022 Notice of Annual General Meeting (the “AGM Notice”). The AGM Notice has also been dispatched to the Company’s shareholders. The AGM Notice is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and is also available on the Company’s website at www.puretechhealth.com/financials-filings/reports.

The Company’s 2022 Annual General Meeting will be held on Wednesday June 15, 2022 at 6 Tide Street, Boston, MA 02210 U.S.A. at 11:00 a.m. EDT (4:00 p.m. BST). Full details of how to join the Annual General Meeting, as well as a description of the resolutions to be voted upon by shareholders, are contained within the AGM Notice.

Press Release

On May 9, 2022, the Company issued a press release announcing the commencement of, and certain additional details related to, its previously announced share repurchase program.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release of PureTech Health plc, dated May 9, 2022, titled “PureTech Announces Share Buyback Programme Update.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: May 9, 2022	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer